UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Potbelly Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

73754Y100
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA 98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 794,502
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 794,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,452,390
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,452,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Benedict Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 375,555
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 375,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 87,413
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,622,447
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,709,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,709,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 96,005
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,622,447
PERSON WITH	9	SOLE DISPOSITIVE POWER 96,005
	10	SHARED DISPOSITIVE POWER 2,709,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,805,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned (“Amendment No.1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $16,003,676. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.

Item 4. Purpose of Transaction

Item 4 is amended and restated to add the following:

The Issuer’s excellent execution since the Reporting Persons filed the Schedule 13D last July justifies updating that filing to reflect the company’s increased value and to ask the Issuer to repurchase over 8M shares opportunistically over the next nine years, beginning as soon as possible.  The Reporting Persons now model that the Issuer’s share price could multiply 7-9 times, to $69-86, by 2032.   That is 70-115% more than the Reporting Persons estimated last year.  This reflects the Reporting Persons’ increased confidence in the Issuer’s leadership, governance, strategy, and execution:

•
In the Issuer’s second quarter same shop sales jumped 12.9%, driving average weekly sales (AWS) up 13.3% to $25,950, versus the same quarter last year, and shop margin climbed 300 basis points to 14.4%.  The Issuer already is ahead of its 2024 annual shop revenue goal of $1.3M.  Shop margin already has climbed to 90% of its 2024 goal.  Cash climbed $8.7M in Q2 after rising $10M in Q1.  Unrestricted cash of $34.6M now exceeds debt by $11.9M.

•
As a result, through August 3, the Issuer’s share price climbed 89% after the Reporting Persons filed the Schedule 13D.  This enabled the Issuer to rejoin the Russell 2000 index (the “R2K”).  The combination of improved operating and financial performance, the share price rebound, and readmission to the R2K increased the Issuer’s average daily share trading volume (“ADTV”) over 10X and its average daily dollar value traded 17X since the Schedule 13D.  Last July, ADTV was only 25,000 shares, worth $125,000; now ADTV has jumped to 239,000 shares, worth $2.17M.  The Reporting Persons hope this substantial improvement in liquidity might generate additional Wall Street sponsorship.

•
The Reporting Persons expect that most of the Issuer’s projected growth through 2032 will come from refranchising 100 company-owned shops and franchisees opening 1600 shops.  Since the Reporting Persons filed the Schedule 13D, the Reporting Persons’ confidence in the Issuer’s growth strategy has grown substantially because of the consistently positive operating results just mentioned and because Lynette McKee joined the Issuer to drive its franchising growth.  At its current run rate, AWS annualized is more than double the investment a franchisee would make to open a new shop, which is an attractive ratio.  More importantly, Lynette McKee is viewed as a franchising “rock star” by virtue of her 25 years in franchising, including success at Burger King, Dunkin Brands, and other restaurant companies.  For example, in her final year at Dunkin, Dunkin sold 2,300 franchised units and 800 stores were opened.  Hence the Reporting Persons’ higher confidence that the Issuer could successfully execute its franchise growth strategy.

Let’s illustrate how high franchising success might drive the Issuer’s share price over the next nine years.  The Issuer will retain about 300 company-owned shops after refranchising 80 more shops.  Over the next nine years the Reporting Persons model that inflation could compel the Issuer to increase prices 3% annually and that shop traffic could grow 2% more annually, for total annual shop revenue growth of 5% compounded.  This would propel annual shop revenue to almost $2.1M.  Assuming 16% shop margins and corporate costs of 8%, the 300 shops could generate 2032 revenue of $628M, $100M of shop margin, and about $50M of pre-tax profit at the corporate level.  The 1700 franchised shops, also with sales of $2.1M each, could generate $3.57B of system-wide franchise revenue and $214M of franchise fees paid to the Issuer.  Assuming a 42.5% pre-tax margin on the franchise fees, pre-tax franchising profit at the Issuer could be $91M.  Thus, at the Issuer’s corporate level, total revenue could grow to $842M, pre-tax profit to $141M, and profit after 30% taxes to about $99M.

To project earnings per share, and the share price, one must address what the Issuer’s share count could be.  Today it is 29.3M shares.  As noted earlier, the Issuer’s unrestricted cash now exceeds its debt by $11.9M.  The company now generates free operating cash flow, which the Reporting Persons expect could grow substantially with time.  Finally, the Reporting Persons estimate that refranchising 80 shops could generate approximately $300,000 each for the Issuer, which could be $24M more cash.  Although the Reporting Persons certainly do appreciate why the Issuer worked hard last and this year to obtain a line of credit, during COVID and when the turnaround was less proven than it is today, the Reporting Persons believe that the Issuer’s current circumstances no longer justify borrowing $22M, on which it pays 15% interest.  In Q2, for example, the Issuer reduced its hard-won earnings by paying $1M of interest on $22M of no-longer necessary debt.  Without that drag, the Issuer could have earned $0.10 per share rather than $0.07.

The Reporting Persons therefore urge the Issuer to pay off the debt as soon as possible, while retaining the safety net of a line of credit somewhere.

Considering how much pressure the Issuer puts on its shops and staff to reduce costs and prudently expand margins, the Reporting Persons believe that corporate level costs should not have any “immunity” from cost reduction.  While eliminating interest on unnecessary debt is the largest opportunity the Reporting Persons see for corporate-level profit improvement, the Reporting Persons do not believe it is the only one.  The Reporting Persons urge the Issuer to commit to a $5M corporate-level cost reduction program, about 80% of which could be met by debt elimination, with most of the rest potentially coming from reducing audit fees and reducing its board size from nine to seven directors.  The Reporting Persons estimate that this could produce a significant and unexpected $0.13 jump in annual EPS.

Returning to the share count, the Reporting Persons ask the Issuer to deploy its excess cash, free cash flow, and the proceeds from refranchising opportunistically to repurchase 2M shares through the end of 2024.  After that, as free cash flow from operations and franchising grows, the Reporting Persons ask the Issuer to repurchase opportunistically about 2% of its shares each year in 2025 and 2026 and 3% per year thereafter.  After nine years, the Reporting Persons model that Issuer could reduce its share count 21%, from 29.3M shares to 23M.

$99M of 2032 after tax profit divided by 23M shares would generate EPS of approximately $4.30.  At a 16X P-E ratio, the Issuer’s share price could rise to $68.80; at 18X to $77.40; and at 20X to $86.00.

Recall from the original Schedule 13D that the Reporting Persons urged insiders of the Issuer to take advantage of this substantial upside opportunity by investing their own cash to buy open market shares.  The Reporting Persons are delighted that senior management did exactly this multiple times.  While the Reporting Persons are pleased that most directors are taking their board fees in shares, rather than cash, the Reporting Persons encourage them to buy shares too---because life does not present many 7-9X investment opportunities, particularly in companies they know well and where they have strong faith in management, governance, strategy, and execution.

In conclusion, the Reporting Persons ask the Issuer to:

•	pay off its borrowings while prudently maintaining a line of credit
•	scrutinize all corporate level costs for more savings opportunities
•	use free cash flow to reduce the share count from 29.3 to 23M
•	encourage insiders to buy shares

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 29,317,743 Shares outstanding as of July 23, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023.

As of the close of business on the date hereof, the Family Fund individually beneficially owned 794,502 Shares, constituting approximately 2.7% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,452,390 Shares, constituting approximately 5.0% of all of the outstanding Shares.
As of the close of business on the date hereof, Benedict individually beneficially owned 373,555 Shares, constituting approximately 1.3% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 87,413 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund, Benedict and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 2,709,860 Shares beneficially owned in the aggregate by the Family Fund, the Bulldog Fund, Benedict and the Managed Account, constituting approximately 9.2% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2 and the Shares that he holds in his personal capacity, Mr. Nierenberg may be deemed to be the beneficial owner of the 2,805,865 Shares beneficially owned by NIMCO and those held in his personal capacity, constituting approximately 9.6% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 2,805,865 Shares, constituting approximately 9.6% of the outstanding Shares.

(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 794,502 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,452,390 Shares held by the Bulldog Fund.
Benedict, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 375,555 Shares held by Benedict.
The Managed Account has sole power to vote or direct the vote of, and together with NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the 87,413 Shares held by the Managed Account.

(c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: August 8, 2023

D3 FAMILY FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,

By:
/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,
its General Partner

By:
/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,
its General Partner

By:
/s/ David Nierenberg
David Nierenberg, President

BENEDICT VALUE FUND, L.P.
By: Nierenberg Investment Management Company, Inc.,
its General Partner

By:
/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD.
By: Nierenberg Investment Management Company, Inc.,
its Investment Manager

By:
/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.

By:
/s/ David Nierenberg

David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG